SEC[illegible] 06009530 [illegible]ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

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SEC FILE NUMBER
8-65698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **J.W. Cole Financial, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3550 Buschwood Park Drive, Suite 135
(No. and Street)

Tampa (City) **Florida** (State) **33618** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Wood 813-962-3335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alessandri & Alessandri, P.A.
(Name – *if individual, state last, first, middle name*)

5121 Ehrlich Road, Suite 107-B (Address) **Tampa** (City) **Florida** (State) **33624** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert J. Wood**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J.W. Cole Financial, Inc.**, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

VALERIE RENE COOK
MY COMMISSION # DD 307910
EXPIRES: April 7, 2008
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

March 22, 2006

SEC MAIL PROCESSING RECEIVED MAR 30 2006 WASH, D.C. 213 SECTION

SEC Headquarters
Office of Filings and Information Systems
Washington, DC

SEC Southeast Regional Office
Miami, FL

NASD Financial Operations
Rockville, MD

RE: J.W. Cole Financial, Inc. Amended Schedule I Computation of Net Worth

Dear. Sirs/Madam:

In reference to the above captioned mutual client, we have amended the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2005 which was included with our audit of the financial statements.

The notation explaining the difference in the focus report filed by J.W. Cole Financial, Inc. and the actual audit computation was inadvertently not included. We have included such paragraph and have identified the difference in the originally filed focus report (the difference was the same in both cases except that the first report also had a $1 rounding difference) and the updated focus report that was filed after the audit was complete.

We are herein submitting the amended schedule to the same offices that the original audit was filed with, in a timely fashion in February, to remove any deficiencies from the official record.

Should you have any additional questions, do not hesitate to contact us at the information listed below and we thank you for your assistance with this matter.

Sincerely,
Alessandri & Alessandri, P.A.

P. David Alessandri, CPA
For the Firm

PDA/cs
Enclosure
Cc: RJ Wood

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
WWW.AACPAS.COM
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

J. W. COLE FINANCIAL, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

NET CAPITAL:		
STOCKHOLDER'S EQUITY, December 31, 2005	$	185,606
ADD CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		
Liabilities subordinated to claims of general creditors		20,500
Total capital and allowable subordinated liabilities		206,106
DEDUCT NON-ALLOWABLE ASSETS:		
Furniture & Fixtures and Computer Equipment		(19,435)
Prepaid Leases		(3,466)
Software License Fee		(3,333)
NET CAPITAL	$	179,872
AGGREGATE INDEBTEDNESS	$	190,065
Acquisition of Software License		
Minimum Net Capital Required	$	50,000
Excess Net Capital	$	129,872
Ratio: Aggregate Indebtedness to Net Capital		1.057 to 1

Note: The above computation differs from the December 31, 2005 Focus report submitted by the broker-dealer primarily due to the audit report including the subordinated debt of $20,500 as part of the aggregate indebtedness and the broker-dealer focus report only reported the current liabilities and not the long-term liabilities which is the subordinated debt. The originally filed December 31, 2005 Focus report submitted by the broker-dealer differs from the above computation by $1 due to rounding and also by the above identified difference.

See Notes to Financial Statements.